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                      [LETTERHEAD OF THE LOEWEN GROUP INC.]


                                 October 26, 1998


STRICTLY PRIVATE AND CONFIDENTIAL

Peter S. Hyndman
4126 Norland Ave.
Burnaby, BC
V5G 3S8


Dear Peter:

     This letter will confirm your revised employment arrangement with The Loewen Group Inc. and subsidiaries (the "Company") in accordance with the following terms and conditions, effective from October 27, 1998:

1. You are employed as Corporate Secretary. Your agreed duties and responsibilities (expected to be approximately half-time) will be as described on the attached Schedule "A."

2.   Your compensation (in Canadian dollars) will be made up of the following:

     (a) An annual remuneration of $140,000 per annum payable on the Company's normal payroll basis.

     (b) Continuation of all your existing Company fringe benefits with the exception of the annual senior executive financial consulting allowance.

     (c) Continuation of your present car allowance of $500.00 per month plus reimbursement for all reasonable operating expenses.

     (d)  4 weeks vacation per annum.

3. The Company will reimburse you for reasonable and prudent expenses incurred directly in relation to your duties, upon presentation of receipts or invoices in support.

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4.   The Company will provide and pay for: a cellular telephone; fax machine at home; and any appropriate computer equipment for business purposes.

5. The Company will provide to you the same liability insurance coverage and indemnity protection as is made available to senior executives of the Company.

6. This Agreement replaces and supersedes your Employment Agreement with the Company dated March 6, 1990.

7. Nothing in this Agreement, modifies, amends or changes any of the terms and provisions of the Severance Agreement made between you and the Company as of October 31, 1996.

8. Subject to the approval of the Compensation Committee, section 3(b) of your Option Agreements shall be amended to read "24 months" in place of "45 days."

9.   With respect to the Management Equity Incentive, Plan ("MEIP"):

       (i) subject to approval by the Compensation Committee, your participation in the MEIP will become fully vested [2500 units] at the time you cease to be employed by the Company;

      (ii) exercise capability remains as outlined in the Investment Option Agreement;

     (iii) you will receive the same form of treatment as other Loewen executives with respect to any changes in or additions to bank financing arrangements for Canadian MEIP participants which are of a beneficial nature to such participants (such treatment to include any guarantee by the Company or its affiliates), until the exercise of all of your options pursuant to the MEIP or June 15, 2001, whichever the first occurs.

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10.  At your election and as you may direct in writing, some or all of your remuneration maybe paid to your personal consulting company.

11. Your employment Pursuant to this Agreement is as Corporate Secretary. Your position as Corporate Secretary is not a full time position; apart from Corporate Secretarial duties, you will additionally be available to the Company at the request of the Company to provide legal or consulting or advisory services to the Company, at competitive rates.

12. (a) This Agreement may be terminated by the Company for cause at any time by providing written notice. "Cause" means: gross negligence; dishonesty; incompetence; your material failure or inability to perform your duties and responsibilities hereunder following reasonable written warning; or any other material breach by you of this Agreement.

     (b) This Agreement may be terminated by the Company at any time following July 25, 1999 upon the giving, of one month's written notice.

13. In consideration of the benefits provided to you in herein, you covenant as follows: upon termination of this agreement by either party for any reason you will not, directly or indirectly, for a period of twelve months from termination, compete with the Company in the funeral, cemetery or related businesses anywhere in the United States or Canada or the United Kingdom. In providing this covenant you acknowledge that the acquisition and general activities of the Company extend across the United States and Canada and into the United Kingdom; that the Company is engaged in an intensely competitive industry; that the Company's main competitors seek acquisitions and operate competing businesses throughout the United States and Canada and in the United Kingdom; and that your employment duties and knowledge cover the United States and Canada and in the United Kingdom.

     "Compete" includes serving as an employee, shareholder, officer, director, consultant or advisor, directly or indirectly, and includes the giving of financial assistance or acting as broker, directly or indirectly.

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     "Business" or "businesses" includes either direct or indirect research or negotiation or work for, or in relation to, the acquisition, development or operation of funeral homes, cemeteries and related businesses. "Related businesses" includes funeral and cemetery insurance of all types.

14.  With respect to your duties and responsibilities on behalf of the
     Company:

     (a) At all times you will act in the best interests of the Company; you will engage in no activity which is detrimental or prejudicial to the Company, its reputation, or any of its business;

     (b) At no time will you represent, directly or indirectly, parties or interests that are prejudicial to or in conflict with the best interests of the Company, its operations, or the Company's acquisition program;

     (c) You will at all times act honestly and faithfully in carrying out the Company's instructions;

     (d) You will at all times represent the Company in a professional manner and use your best efforts to promote the Company's interests.

15. During the currency of this Agreement and following its termination you will at all times keep strictly confidential all internal, private information, data, materials and knowledge relating to the Company or its business; nor during such times will you make any unauthorized use of any proprietary information, data or analysis of the Company, or of specific corporate opportunities developed or in the process of development by the Company.

16. The Agreement is the entire Agreement between the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument signed by both parties.

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17.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18. This Agreement shall be governed by the laws of the Province of British Columbia. In the event of any dispute arising as to the content, meaning, or effect of this Agreement, the same shall be resolved by private arbitration pursuant to the rules of the British Columbia International Commercial Arbitration Center, with no provision for punitive damages. Notwithstanding the foregoing, Company shall be entitled to bring Court proceedings seeking injunctive relief in respect of an alleged breach of clauses 12, 13 or 14.

19. This letter confirms the Company's agreement with the content hereof. To confirm your acceptance of and agreement with the content hereof please sign both copies and return one copy for our records, keeping a copy for yourself.

                                             Yours truly,

                                             THE LOEWEN GROUP INC.


                                             Per:  /s/ Bradley D. Stam
                                                  ____________________________
                                                      Authorized Signatory


                                             ACCEPTED AND AGREED as of this
                                             27th day of October, 1998.


                                              /s/ Peter Hyndman
                                             ---------------------------------
                                             PETER HYNDMAN

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